SUNDIAL GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2022

SUNDIAL GROUP, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2022

C O N T E N T S

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
68894

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2022</u> AND ENDING <u>12/31/2022</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sundial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 E. Las Olas Blvd., Suite 850

(No. and Street)

Fort Lauderdale	Florida	33301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Britton	954-321-8282	sundial.britton@sundial-group.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Salberg & Company, P.A.

(Name – if individual, state last, first, and middle name)

2295 N.W. Corporate Blvd., Suite 240	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

09/24/2003		106	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Britton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sundial Group, LLC _____, as of December 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARISOL NAVARRO
Notary Public - State of Florida
Commission # HH 009503
My Comm. Expires Aug 1, 2024
Bonded through National Notary Assn.

Signature: _____

Title: President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Sundial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sundial Group, LLC (the "Company") as of December 31, 2022, the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule 1 and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240 Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2012.
Boca Raton, Florida
February 22, 2023

SUNDIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

Assets

Cash	$	78,639
Prepaid expenses		14,717
Total Current assets		93,356
Total Assets	$	93,356

Liabilities and Member's Equity

Accounts Payable	$	3,127
Total Liabilities		3,127
Commitments and contingencies (Note 4)		
Member's equity		90,229
Total Liabilities and Member's Equity	$	93,356

The accompanying notes are an integral part of these financial statements

Revenue

Investment banking fees	$	5,763,748
Total revenue		5,763,748

Operating Expenses

Rent expense - related party	6,000
Professional fees	61,824
Regulatory fees	22,698
Referral fee	208,580
Registered representative compensation	2,085,806
Other expenses	30,468
Total Operating Expenses	2,415,376
Net Operating Income	3,348,372

Other Income

Gain on debt extinguishment		59,200
Total Other Income		59,200
Net Income	$	3,407,572

The accompanying notes are an integral part of these financial statements

Member's deficit, beginning of year	$	(47,343)
Member distributions		(3,280,000)
Member contribution		10,000
Net Income 2022		3,407,572
Member's equity, end of year	$	90,229

The accompanying notes are an integral part of these financial statements

Cash flows from operating activities

Net Income	$ 3,407,572
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on debt extinguishment	(59,200)
Changes in operating assets and liabilities:	
Prepaid Expenses	(8,111)
Accounts Payable	(8,987)
Payable to related party affiliate	22,200
Net cash provided by operating activities	3,353,474

Cash flows from financing activities

Member contributions	10,000
Member distributions	(3,280,000)
Repayment of bank overdraft	(4,835)
Net cash used in financing activities	(3,274,835)
Increase in cash	78,639
Cash, beginning of year	-
Cash, end of year	$ 78,639

Supplemental disclosure of cash flow information:

Interest paid in 2022	$0
Taxes paid in 2022	$0

The accompanying notes are an integral part of these financial statements

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
Sundial Group, LLC (the "Company", "we", "us", "our"), incorporated in 2011 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to assist clients with merger and acquisitions ("M&A"), including acting as a placement agent and finder to assist businesses with the sale of assets, stock or partnership interests; acting as an advisor to businesses looking to pursue acquisitions and/or mergers. The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Investment Banking Fees Receivable:
Due to the nature of the Company's business, Investment Banking fees receivable are usually collected within a matter of days as they are typically paid upon closing of a transaction.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized

NOTE 2 –   <u>Summary of significant accounting policies (Continued)</u>

reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services which is the transaction price.

Investment banking revenues include fees ("the transaction price") earned from providing merger-and-acquisition and financial advisory services on closed transactions. Investment banking fees are recorded on the closing date of the third-party transaction if the fees are reasonably determinable and collection is probable.   This is the date the performance obligation is considered satisfied. Contingency based revenue fees are earned when the fees are reasonably determinable and collection is probable.

The Company may receive consideration in the form of securities. Securities received as consideration are often earned at a point in time when the specified event occurs, and the securities are issued to us. Therefore, we measure and recognize these securities received at fair value on the date of receipt. If securities are received in advance of completion of our services, the fair value will be recorded as deferred revenue and recognized as revenue as the services are completed.

Disaggregation of revenues by product type in 2022 equals cash received from investment banking fees of $5,763,748.

<u>Income Taxes:</u>
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2022, tax years since 2019 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

<u>Fair Value of Financial Instruments and Fair Value Measurements:</u>
The carrying amounts of the Company's financial assets, including cash, commission's receivable and of certain financial liabilities including accounts payable, accrued compensation and due to related party, approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances

NOTE 2 –   Summary of significant accounting policies (Continued)

(unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1   - quoted prices in active markets for identical investments

Level 2   - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3   - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2022
U.S. Securities Non-marketable Securities	$ -	$ -	$ -	$ 0
Total	$ -	$ -	$ -	$ 0

There were no transfers between levels during the year ended December 31, 2022.

NOTE 3 -   CONCENTRATIONS
The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2022. As of December 31, 2022, there was no cash held in a corporate checking account that was not insured.

The Company's revenue stream in 2022 consisted of investment banking fees. The Company recorded revenue from 9 customers in fiscal 2022 of which 6 totaled greater than 10% of total revenues or 26%, 13%, 13%, 12%, 11% and 10% respectively per customer.

NOTE 4 -   <u>COMMITMENTS AND CONTINGINCIES</u>
Lease:

The Company leases office facilities under a sublease agreement with a related party affiliated entity. As of December 31, 2022, the Company is renting on a month-to-month basis.

Rent expense for the year ended December 31, 2022 was $6,000. (Note 5)

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

As of December 31, 2022, the firm had an open FINRA examination. At this stage, management is unable to provide an evaluation of the likelihood of an unfavorable outcome or a reasonable estimate of the amount or range of a potential obligation that may arise from the examination, if any at all.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -   <u>RELATED PARTY TRANSACTIONS</u>
The Company entered into a sublease agreement with Cross Keys Capital, LLC, an affiliated entity, commencing April 1, 2015. The agreement expired August 31, 2016 and is now on a month-to-month basis. Under the agreement, the Company pays the affiliate for basic rent and services including telephone, internet, and utilities. Due to related party affiliate in the accompanying statement of financial condition represents amounts due under this sublease agreement. As of December 31, 2022, amounts due to related party is $0 as a result of Cross Keys Capital forgiving $59,200 due under the above mentioned agreement. The forgiven amount is reflected as gain on debt extinguishment in the accompanying financial statements. Rent expense under the agreement was $6,000 for the year ended December 31, 2022.

Included in other operating expenses in the statement of operations are additional related party expenses under the agreement of $1,200 for the year ended December 31, 2022. Included in other operating expenses is $15,000 that has been allocated to the Company for wages for services provided to the company by an employee who is paid by the parent company for the year ended December 31, 2022. Both of these expenses are included in other expenses in the accompanying statement of operations.

Distributions to the sole Member in 2022 totaled $3,280,000 and member contributions from the sole Member in 2022 totaled $10,000.

NOTE 6 -   <u>NET CAPITAL REQUIREMENT</u>
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had a net capital of $75,512, which exceeded its requirement of $5,000 by $70,512. The ratio of aggregate indebtedness to net capital was .04 to 1.

NOTE 7 -   <u>SUBSEQUENT EVENTS</u>
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2023, the date the financial statements were available to be issued.

SUNDIAL GROUP, LLC

SUPPLEMENTARY SCHEDULES

SUNDIAL GROUP, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2022

Net capital:

Member's equity		$90,229
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	14,717	
Total nonallowable assets	(14,717)	
Net capital before haircuts on securities positions:		75,512
Haircuts on securities positions		0
Total haircuts		0
Net capital		$75,512
Computation of basic net capital requirement:		
The greater of $5,000 or 6 2/3% of aggregate		
Indebtedness.		$5,000
Excess net capital		$70,512
Aggregate indebtedness:		
Accounts payable		$3,127
Total aggregate indebtedness:		$3,127
Ratio: Aggregate indebtedness to net capital		.04 to 1

Reconciliation of net capital to unaudited FOCUS

Net capital per the December 31, 2022 unaudited Focus Report	$	75,512
Audit adjustments effecting net capital		-
Net capital per the December 31, 2022 audited report	$	75,512

Sundial Group, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82); and (b) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors and Member
of Sundial Group, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sundial Group, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (A) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82); and (B) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sundial Group, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sundial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 22, 2023

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Sundial Group's Exemption Report

Sundial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (A) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82; and (B) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sundial Group, LLC

I, Bill Britton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Signature

_____
President
Title

January 30, 2023